**CURVATURE SECURITIES, LLC**
**STATEMENT OF CHANGES IN MEMBERS' EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2015**

| | | |
|---|---|---|
| Balance, December 31, 2014 | $ | 256,315 |
| Net income | | 276,510 |
| Members' contributions | | 400,000 |
| Balance, December 31, 2015 | $ | 932,825 |

See accompanying notes